FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Buyniski Gluckman, Victoria	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) United Medical Resources, Inc. 5151 Pfeiffer Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/01/02
(Street) Cincinnati, OH 45242		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Compensation Plan Participation	1-for-1							(1)	(2)	Common Stock	2,699.34		2,699.34(3)	D
Non-Employee Director Stock Option (Right to Buy)	$18.95	10/01/02		A		1,250		(4)	10/01/12	Common Stock	1,250	(5)	1,250	D
Non-Employee Director Stock Option (Right to Buy)	$23.18								7/01/12	Common Stock	1,375		1,375	D
Non-Employee Director Stock Option (Right to Buy)	$22.16								4/01/12	Common Stock	800		800	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	1,500		1,500	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	9,150		9,150	D
Non-Employee Director Stock Option (Right to Buy)	$20.78								1/02/12	Common Stock	8,600		8,600	D
Non-Employee Director Stock Option (Right to Buy)	$22.02								10/01/11	Common Stock	875		875	D
Non-Employee Director Stock Option (Right to Buy)	$23.31								7/02/11	Common Stock	625		625	D
Non-Employee Director Stock Option (Right to Buy)	$23.20								4/02/11	Common Stock	1,250		1,250	D
Non-Employee Director Stock Option (Right to Buy)	$23.34								2/27/11	Common Stock	6,100		6,100	D
Non-Employee Director Stock Option (Right to Buy)	$23.4375								1/02/11	Common Stock	8,800		8,800	D
Non-Employee Director Stock Option (Right to Buy)	$23.4375								1/02/11	Common Stock	1,150		1,150	D
Non-Employee Director Stock Option (Right to Buy)	$21.6875								12/12/10	Common Stock	8,900		8,900	D
Non-Employee Director Stock Option (Right to Buy)	$22.5625								10/02/10	Common Stock	625		625	D
Non-Employee Director Stock Option (Right to Buy)	$20.875								7/03/10	Common Stock	700		700	D
Non-Employee Director Stock Option (Right to Buy)	$23.375								4/03/10	Common Stock	1,050		1,050	D
Non-Employee Director Stock Option (Right to Buy)	$20.9375								1/03/10	Common Stock	6,000		6,000	D
Non-Employee Director Stock Option (Right to Buy)	$21.375								12/14/09	Common Stock	6,900		6,900	D
Non-Employee Director Stock Option (Right to Buy)	$25.625								10/01/09	Common Stock	500		500	D
Non-Employee Director Stock Option (Right to Buy)	$28.00								7/01/09	Common Stock	950		950	D
Non-Employee Director Stock Option (Right to Buy)	$28.00								7/01/09	Common Stock	3,300		3,300	D
Non-Employee Director Stock Option (Right to Buy)	$29.4167								3/09/09	Common Stock	10,800		10,800	D
Non-Employee Director Stock Option (Right to Buy)	$21.00								4/14/08	Common Stock	18,000		18,000	D
Non-Employee Director Stock Option (Right to Buy)	$13.7917								4/06/07	Common Stock	18,000		18,000	D
Non-Employee Director Stock Option (Right to Buy)	$7.0833								4/07/06	Common Stock	18,000		18,000	D
Non-Employee Director Stock Option (Right to Buy)	$4.6667								3/11/05	Common Stock	18,000		18,000	D

Explanation of Responses:

(1) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's directorship with U.S. Bancorp or age 55, whichever is later.
(2) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's directorship with U.S. Bancorp or age 55, whichever is later.
(3) Includes additional amounts acquired in July pursuant to a dividend reinvestment feature of the U.S. Bancorp Deferred Compensation Plan.
(4) The option vests in four equal annual installments beginning on October 1, 2003.
(5) Stock Option acquired from Issuer in lieu of $5,500 of cash compensation for third quarter 2002 director fees under the 2001 Executive Stock Incentive Plan.

By: /s/ By Lee R. Mitau For Victoria Buyniski Gluckman **Signature of Reporting Person	10/02/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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